						Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	September 30
	2010	2009	2008	2007	2006	2005
	(millions)
Income from continuing operations	$216.7	$151.9	$119.7	$120.9	$136.7	$142.9
Add
Equity investment loss	0.9	0.4	1.3	2.0	1.9	0.4
Income subtotal	217.6	152.3	121.0	122.9	138.6	143.3

Add
Taxes on income	112.1	29.5	63.8	44.9	60.3	22.2
Kansas City earnings tax	0.5	0.4	0.3	0.5	0.5	0.5
Total taxes on income	112.6	29.9	64.1	45.4	60.8	22.7

Interest on value of leased property	4.6	6.5	3.6	3.9	4.1	6.2
Interest on long-term debt	162.9	203.6	126.2	74.1	62.6	64.3
Interest on short-term debt	7.4	10.3	18.2	26.4	9.2	4.5
Other interest expense and amortization (a)	(4.7)	4.7	(1.4)	5.8	3.9	4.3

Total fixed charges	170.2	225.1	146.6	110.2	79.8	79.3

Earnings before taxes on
income and fixed charges	$500.4	$407.3	$331.7	$278.5	$279.2	$245.3

Ratio of earnings to fixed charges	2.94	1.81	2.26	2.53	3.50	3.09

(a)	On January 1, 2007, Great Plains Energy elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.